Mail Stop 0306


      May 31, 2005


Via Facsimile and U.S. Mail

Mr. John D. Kavazanjian
President and Chief Executive Officer
Ultralife Batteries, Inc.
2000 Technology Parkway
Newark, NY 14513

	Re: 	Ultralife Batteries, Inc.
		Form 10-K for the year ended December 31, 2004
      SEC File No. 0-20852


Dear Mr. Kavazanjian:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Financial Statements

Notes to Consolidated Financial Statements, page 47

Note 1: Summary of Operations and Significant Accounting Policies, page 47

l. Revenue Recognition, page 49
1. We note from your disclosure on page 9 that you enter into arrangements to sell your batteries through domestic and international distributors. Tell us and disclose in future filings the significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Also, tell us supplementally if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements in future filings to the extent sales through distributors are significant.
2. Reference is made to your disclosure on page 9 stating that you have traditionally had a number of long-term sales contracts with customers." Expand in future filings to disclose the nature and terms of such contracts.


Note 6: Commitments and Contingencies, page 56
e. Government Grants/Loans, page 57
3. It appears from your disclosure that you obtain certain grants/loans from government agencies to assist with various funding needs. Clarify to us how you account for funding received under these programs. Also, we note in September 2003 you entered into a contract with CECOM and received $3.1 million for manufacturing equipment to expand capabilities. Tell us how you will account for the receipts and expenditures in connection with this contract.

Note 8: Income Taxes, page 62
4. We note that you substantively reduced your valuation allowance for deferred tax assets related to US operations in 2004 primarily as a result of current year earnings and your expectation of future profitability from US operations. Tell us and revise here and in MD&A in future filings to provide an enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely than not given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of
SFAS 109.
5. Supplementally tell us in further detail the nature of the "change in ownership" that took place in the fourth quarter 2003.

Note 10: Commitments and Contingencies, page 11
6. We note the reference to involvement in environmental remediation efforts at your Newark, New York location. Please tell us and disclose in future filings the amounts of environmental expenditures capitalized and the amount of your accrual at each balance sheet date.
7. We note that due to the passage of time, the final costs of the remediation efforts may not be within the original estimate disclosed. We further note that you believe that the ultimate resolution may have a significant adverse impact on your results of operations. Tell us how you have complied with the disclosure requirements of environmental matters pursuant to SAB Topic 5-Y in your 2004 Form 10-K.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.

        						Sincerely,



							Michele Gohlke
							Accounting Branch Chief
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Mr. John D. Kavazanjian
Ultralife Batteries, Inc.
May 31, 2005
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